Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

May 6, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
        Form 1-A, filed August 11, 2008
        File No. 24-10220

Dear Ms. Reilly,

Please see the responses to your letter below:

Projected Cash Flow, page 19

1. We note your revised disclosure and response to prior comment two of our letter dated March 3, 2009. We reissue the comment, in part. See also prior comment three from our letter dated December 31, 2008. Please revise your discussion of "Financial Projections," "Profit and Loss," and "Projected Cash Flow" to address the assumptions and limitations of your projections. As non-exclusive examples, disclose that there can be no assurance that you will be able to qualify or obtain loans "[i]n accordance with Bank of America's Commercial Real Estate lending policies," or at all, and provide the basis for the assertion that it is "more likely" that you will be able to sell any properties you buy for a profit instead of at a loss.

We have had made multiple revisions throughout these sections in order to comply with this comment. Furthermore, we have removed the words "more likely." However, it should be noted, as it is noted in the document, that real estate values are at a 10 year low, and hence our original assertion.

Risk Factors, page 7

Liabilities will be deemed limited to the series, page 11

2. In the last sentence of the risk factor, please revise to clarify the statement that obligations shall be enforceable against "the assets of such series only and not against the assets of such series."

We have revised this sentence to read "the assets of such series only and not against the assets of other series of the limited liability company."

We have also updated the financial statements to be dated April 30, 2009. The Company has had no activity as it is waiting the approval of this filing prior to taking any new action.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS